UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Monty J. Bennett

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monty J. Bennett

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 467,226.82 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 467,226.82 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 467,226.82 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒(2)

13	Percent of Class Represented by Amount in Row (11) 20.60%(3)

14	Type of Reporting Person IN

(1)   Includes: (a) 245,000 shares of Common Stock (as defined below) issuable upon the exercise of options granted to the Reporting Person through awards under the Issuer’s 2014 Incentive Plan on December 11, 2014, March 31, 2016 and April 18, 2017 which options vest in their entirety, if at all, three years from the date of grant; (b) 1,054.82 Units (as defined below); and (c) 100% of the aggregate Securities (as defined below) held directly by Ashford Financial Corporation.

(2)   Excludes 195,579 shares of Common Stock reserved, as of August 24, 2017, for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(3)   Based on 2,021,754 shares of Common Stock outstanding as of August 4, 2017, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2017.

SCHEDULE 13D

Explanatory Note: On August 14, 2017, the Reporting Person transferred ownership of Securities (as defined below) to MJB Operating, LP, a limited partnership indirectly wholly owned by the Reporting Person, which did not affect the Reporting Person’s beneficial ownership.  In connection with such transfer and in order to update other information contained herein, the Reporting Person hereby amends and restates, in its entirety, the Reporting Person’s Statement on Schedule 13D filed on November 24, 2014, as amended by Amendment No. 1 thereto filed on June 25, 2015 and Amendment No. 2 thereto filed on September 28, 2015 (as amended, the “Original Schedule 13D”).

Item 1            Security and Issuer

This Amendment No. 3 (this “Amendment”) to the Original Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”), and is being filed by Monty J. Bennett (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2            Identity and Background

(a) Name. The name of the Reporting Person is Monty J. Bennett.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1150, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently the Chief Executive Officer and Chairman of the Board of Directors of the Issuer; Chairman of the Board of Directors of Ashford Hospitality Trust, Inc. and  Ashford Hospitality Prime, Inc.; Chief Executive Officer of Remington Holdings, LP; and Chairman of Ashford Investment Management, LLC.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3            Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of: (a) 221,172 shares of Common Stock, (b) 245,000 shares of Common Stock issuable upon the exercise of options (“Options”) granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (c) 1,054.82 common units (“Units,” and together with the shares of Common Stock and Options held by the Reporting Person, the “Securities”) in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, held directly or indirectly by the Reporting Person. The Units are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis). The Securities reported herein, other than the Options, were acquired by the Reporting Person in connection with the spin-off of the Issuer from Ashford Hospitality Trust, Inc. (including an exchange offer consummated in connection with the spin-off, the “Spin-Off Transaction”), and subsequent to consummation of the Spin-Off Transaction by the Reporting Person under a Preset Diversification Program (10b5-1 Trading Plan) adopted by the Reporting Person (the “Plan”).  The Reporting Person was granted Options to purchase 95,000 shares of Common Stock on December 11, 2014; Options to purchase 100,000 shares of Common Stock on March 31, 2016; and Options to purchase 50,000 shares of Common Stock on April 18, 2017, each pursuant to the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of each respective grant.

Item 4            Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities through the Spin-Off Transaction and for investment purposes. As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and as Chairman of the Issuer’s Board of Directors, the Reporting Person effects a measure of control over the Issuer. The Reporting Person evaluates, and will continue to evaluate, his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Issuer, some or all of the Units into shares of Common Stock; (iii) disposing of all or a portion of the Securities in the open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has adopted the Plan pursuant to which additional shares of Common Stock may be purchased, from time to time, on behalf of the Reporting Person pursuant to the parameters set forth in such Plan. Other than the adoption of the Plan, the Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to his investments are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5            Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 467,226.82 shares of Common Stock (including (x) 245,000 shares of Common Stock issuable upon the exercise of Options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan, which Options vest in their entirety, if at all, three years from the date of grant, and (y) 1,054.82 Units that are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis)), representing approximately 20.60% of the Issuer’s outstanding Common Stock. The Securities are held as follows:

(i) 14,154 shares of Common Stock, 245,000 shares of Common Stock issuable upon exercise of Options and 143.04 Units are held indirectly by the Reporting Person through MJB Operating, LP;

(ii) 53,726 shares of Common Stock and 501.60 Units are held indirectly by the Reporting Person through Dartmore LP;

(iii) 115,477 shares of Common Stock and 35.91 Units are held indirectly by the Reporting Person through MJB Investments, LP;

(iv) 11,602 shares of Common Stock and 109.24 Units are held indirectly by the Reporting Person through Reserve, LP IV;

(v) 18,450 shares of Common Stock and 186.36 Units are held indirectly by the Reporting Person through Ashford Financial Corporation (the Reporting Person has a pecuniary interest in 50% of the 18,450 shares of Common Stock and 186.36 Units held by Ashford Financial Corporation); and

(vi) 7,763 shares of Common Stock and 78.67 Units are held indirectly by the Reporting Person through Reserve, LP III.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. On August 14, 2017, the Reporting Person transferred Securities to MJB Operating, LP, a limited partnership indirectly wholly owned by the Reporting Person, for no consideration.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7            Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2017

/s/ Monty J. Bennett
Monty J. Bennett